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                             July 29, 2020

       Jesse Correll
       Chief Executive Officer
       UTG, Inc.
       205 North Depot Street
       Stanford, KY 40484

                                                        Re: UTG, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 20,
2020
                                                            Form 10-Q for
Quarterly Period Ended March 31, 2020
                                                            Filed May 12, 2020
                                                            File No. 000-16867

       Dear Mr. Correll:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Note 3. Fair Value Measurements

   1. You disclose in Note 4 of your March 31, 2020 Form 10-Q that equity securities classified as Level 3 within the
fair value hierarchy include collateralized debt obligations of trust preferred securities
issued by banks and insurance companies and certain equity securities with unobservable
inputs. You also disclose in your Results of Operations discussion in
                                                        Management's Discussion
and Analysis in your Form 10-K that a significant portion of unrealized gains are
from two equity holdings, both in the area of oil and gas, and otherwise disclose that
you own a variety of investments associated with the oil and gas industry and that these
investments represent approximately 19% and 25% of total
                                                        invested assets as of
March 31, 2020 and December 31, 2019. Please address the
                                                        following:
 Jesse Correll
UTG, Inc.
July 29, 2020
Page 2

                Tell us your basis for classifying collateralized debt obligations as equity securities;
                Disclose in future filing, quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities categorized as Level
              3. Refer to ASC 820-10-50-2-bbb(2); and
                Disclose in future filings, a narrative description of the uncertainty of the fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. Refer to ASC 820-10-50-
              2-g.

         Provide us with a draft of your proposed disclosures as of March 31, 2020.
Notes to Consolidated Financial Statements
Note 2. Investments

2. You disclose that you own a variety of investments associated with the oil and gas industry and that these investments represent approximately 25% of total investments at
         December 31, 2019. Please tell us and provide us proposed disclosure to be provided in future filings that indicates the nature of your oil and gas investments, including your accounting and classification. For example, clarify if your investments are in midstream activities such as processing, storage, transporting, marketing of oil, natural gas and natural gas liquids or in upstream extraction activities. Separately reference for us the authoritative literature you rely upon to support your accounting and classification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have any questions.



FirstName LastNameJesse Correll                                 Sincerely,
Comapany NameUTG, Inc.
                                                                Division of
Corporation Finance
July 29, 2020 Page 2                                            Office of
Finance
FirstName LastName